Exhibit 12.3

WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges
Twelve Months Ended June 30, 2003
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:
Interest Expense	$44,233
Amortization of Debt Premium, Discount and Expense	847
Interest Component of Rentals	12

Total Fixed Charges	$45,092

EARNINGS:
Net Income	$104,465
Add:
Income Taxes Applicable to Utility Operating Income	62,231
Income Taxes Applicable to Non-Utility Operating Income	1,101
Income Taxes Applicable to Other Income (Expenses)-Net	(1,804)
Total Fixed Charges	45,092

Total Earnings	$211,085

Ratio of Earnings to Fixed Charges	4.7